July 11, 2022

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amit Pande, Accounting Branch Chief
Michael Volley, Staff Accountant

Re:	GCM Grosvenor Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 001-39716

To the addressees set forth above:

This letter is in response to the comment letter, dated June 28, 2022 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2021, filed on February 25, 2022. For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2021

Result of Operations, page 82

1.	We note the materiality and variability of net income (loss) attributable to each interest in the periods presented. Please tell us and revise future filings to provide a discussion of net income (loss) attributable to:

●	redeemable noncontrolling interests,

●	noncontrolling interests in subsidiaries,

●	noncontrolling interests in GCMH, and

●	GCM Grosvenor Inc.

This discussion should provide investors with a better understanding of the underlying reasons for changes in these line items from period to period and the material drivers of the net income loss attributable to each interest. Refer to Item 303 of Regulation S-K for guidance.

Response: GCM Grosvenor Inc. (the “Company”) acknowledges the Staff’s comment and will revise Results of Operations in future filings to add a discussion of net income (loss) attributable to the various noncontrolling interests and to the Company. Example disclosure for the year ended December 31, 2021 is provided below:

Components of Results of Operations

Net Income (Loss) Attributable to Noncontrolling Interests

Net income attributable to redeemable noncontrolling interest related to certain limited partnership interests that were subject to redemptions by third-party investors. As these interests were redeemable upon the occurrence of an event that is not solely within the control of the Company, amounts relating to third-party interests in such consolidated entities were classified within the mezzanine section of the Consolidated Statements of Financial Condition as redeemable noncontrolling interest. There was no remaining redeemable noncontrolling interest following the exercise of the Mosaic call right on July 2, 2021, as further described in Note 4 of our Consolidated Financial Statements included elsewhere in Part II, Item 8 of this Annual Report on Form 10-K.

July 11, 2022

Net income attributable to noncontrolling interests in subsidiaries represents the economic interests of third parties in certain consolidated subsidiaries.

Net income (loss) attributable to noncontrolling interests in GCMH represents the economic interests of GCMH Equityholders in GCMH. Profits and losses, other than partnership interest-based compensation, are allocated to the noncontrolling interests in GCMH in proportion to their relative ownership interests regardless of their basis.

Results of Operations

Net Income (Loss) Attributable to Noncontrolling Interests

Net income attributable to redeemable noncontrolling interest was $19.8 million for the year ended December 31, 2021 compared to $14.1 million for the year ended December 31, 2020. The increase was due to higher investment performance of underlying limited partnership interests in our investment funds during the year ended December 31, 2021 (prior to the exercise of the Mosaic call right on July 2, 2021, as discussed above) as compared to the performance for the year ended December 31, 2020.

Net income attributable to noncontrolling interests in subsidiaries was $36.9 million for the year ended December 31, 2021 compared to $11.6 million for the year ended December 31, 2020. The increase was primarily attributable to an increase in income generated by our consolidated subsidiaries not wholly owned by us.

Net income (loss) attributable to noncontrolling interests in GCMH was $63.8 million for the year ended December 31, 2021 compared to $(112.9) million for the year ended December 31, 2020. The increase was primarily attributable to the underlying performance of GCMH and higher partnership interest-based compensation in the year ended December 31, 2020 as compared to the year ended December 31, 2021, which is allocated solely to the noncontrolling interests in GCMH, as further discussed in Note 13 of our Consolidated Financial Statements included elsewhere in Part II, Item 8 of this Annual Report on Form 10-K.

July 11, 2022

Non-GAAP Financial Measures, page 85

2.	Please tell us and revise future filings to further explain why management believes the presentation of each individual non-GAAP financial measure provides useful information to investors. For example, for adjusted income measures, more clearly explain why the material adjustments result in a measure that provides additional insight into your profitability and why the adjustments are not indicative of your core performance. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will revise the non-GAAP portion of Results of Operations in future filings to provide further explanation of why management believes each non-GAAP measure provides useful information to investors. The Company will revise the non-GAAP financial measure descriptions as follows (new / amended text italicized and underlined):

Net Incentive Fees Attributable to GCM Grosvenor

Net incentive fees are used to highlight fees earned from incentive fees that are attributable to GCM Grosvenor. Net incentive fees represent incentive fees excluding (a) incentive fees contractually owed to others and (b) cash-based incentive fee related compensation. Net incentive fees provide investors useful information regarding the amount that such fees contribute to the Company’s earnings and are used by management in making compensation and capital allocation decisions.

Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA

Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA are non-GAAP measures used to evaluate our profitability. Adjusted Pre-Tax Income represents net income attributable to GCM Grosvenor Inc. including (a) net income (loss) attributable to GCMH, excluding (b) provision for income taxes, (c) changes in fair value of derivatives and warrants, (d) amortization expense, (e) partnership interest-based and non-cash compensation, (f) equity-based compensation, (g) unrealized investment income, (h) changes in TRA liability and (i) certain other items that we believe are not indicative of our core performance, including charges related to corporate transactions and employee severance. Adjusted Net Income represents Adjusted Pre-Tax Income minus adjusted income taxes. Adjusted EBITDA represents Adjusted Net Income excluding (a) adjusted income taxes, (b) depreciation and amortization expense and (c) interest expense on our outstanding debt.

The Company is a holding company with no material assets other than its indirect ownership of equity interests in GCMH. The GCMH Equityholders may from time to time cause GCMH to redeem any or all of their GCMH common units in exchange, at the Company’s election, for either cash (based on the market price for a share of the Class A common stock) or shares of Class A common stock. As such, net income (loss) attributable to noncontrolling interests in GCMH is added back in order to reflect the full economics of the underlying business as if GCMH Equityholders converted their interests to shares of Class A common stock. Other noncontrolling interests do not have the ability to convert those interests into equity interests of the Company, and as such, income (loss) attributable to these noncontrolling interests are not adjusted for in our non-GAAP financial measures.

We believe Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA are useful to investors because they provide additional insight into the operating profitability of our core business across reporting periods. These measures (1) present a view of the economics of the underlying business as if GCMH Equityholders converted their interests to shares of Class A common stock and (2) adjust for certain non-cash and other activity in order to provide more comparable results of the core business across reporting periods. These measures are used by management in budgeting, forecasting and evaluating operating results.

July 11, 2022

Adjusted Net Income Per Share

Adjusted net income per share is a non-GAAP measure that is calculated by dividing Adjusted Net Income by adjusted shares outstanding. Adjusted shares outstanding assumes the hypothetical full exchange of limited partnership interests in GCMH into Class A common stock of GCM Grosvenor Inc., the dilution from outstanding warrants for Class A common stock of GCM Grosvenor Inc. and the dilution from outstanding equity-based compensation. We believe adjusted net income per share is useful to investors because it enables them to better evaluate per-share performance across reporting periods.

Fee-Related Revenue and Fee-Related Earnings

Fee-Related Revenue (“FRR”) is a non-GAAP measure used to highlight revenues from recurring management fees and administrative fees. FRR represents total operating revenues less (1) incentive fees and (2) fund reimbursement revenue. We believe FRR is useful to investors because it provides additional insight into our relatively stable management fee base separate from incentive fee revenues, which tend to have greater variability. Fee-Related Earnings (“FRE”) is a non-GAAP metric used to highlight earnings from fund management fees and administrative fees. FRE represents adjusted EBITDA further adjusted to exclude (a) incentive fees and related compensation and (b) other non-operating income, and to include depreciation expense. We believe FRE is useful to investors because it provides additional insights into the management fee driven operating profitability of our business.

3.	Please tell us and revise future filings to clarify why you believe adding back net income (loss) attributable to noncontrolling interests in GCMH for certain adjusted income measures provides useful information to investors. Additionally, clarify why you do not add back income attributable to other noncontrolling interests.

Response: The Company acknowledges the Staff’s comment and will revise the non-GAAP portion of Results of Operations in future filings, as illustrated above in our response to comment 2, to clarify why net income (loss) for only certain noncontrolling interests, but not for others, is included in non-GAAP financial measures.

As disclosed in our Form 10-K, the Company is a holding company with no material assets other than its indirect ownership of equity interests in GCMH. The GCMH Equityholders may from time to time cause GCMH to redeem any or all of their GCMH common units in exchange, at the Company’s election, for either cash (based on the market price for a share of the Class A common stock) or shares of Class A common stock.

As such, for certain non-GAAP financial measures, the Company adds back net income (loss) attributable to noncontrolling interests in GCMH in order to reflect the full economics of the underlying business as if GCMH Equityholders converted their interests to shares of Class A common stock. Third-parties that hold the noncontrolling interests in other consolidated subsidiaries and the redeemable noncontrolling interest do not have the ability to convert those interests into equity interests of the Company, and as such, income (loss) attributable to these noncontrolling interests are not included in our non-GAAP financial measures.

July 11, 2022

Notes to Consolidated Financial Statements, page 110

4.	We note your disclosure on pages 61 and 65 related to potential restrictions on distributions from GCMH. Please revise future filings to disclose the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends and distributions by GCMH. Refer to Rule 4-08(e)(3) of Regulation S-X for guidance.

Response: The Company acknowledges the Staff’s comment and will revise future filings to disclose additional restrictions for payment of dividends and distributions by GCMH in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Example disclosure as of December 31, 2021 is provided below:

The terms of the Company’s current debt instruments contain covenants that may restrict the Company and its subsidiaries from paying distributions to its members. As a holding company, we are dependent upon the ability of GCMH to make distributions to its members, including us. However, the ability of GCMH to make such distributions is subject to its operating results, cash requirements and financial condition, restrictive covenants in our debt instruments and applicable Delaware law.  These restrictions include restrictions on the payment of distributions whenever the payment of such distributions would cause GCMH to no longer be in compliance with any of its financial covenants under the Senior Loan. Absent an event of default under the credit agreement governing the terms of the Senior Loan, GCMH may make unlimited distributions when the Total Leverage Ratio (as defined in the Credit Agreement) is below 2.75x. As of December 31, 2021, the Total Leverage Ratio was below 2.75x and the Company was in compliance with all financial covenants.

Note 21. Earnings (Loss) Per Share, page 142

5.	Please tell us in detail and revise future filings to explain what the adjustment in the numerator for exchange of partnership units represents and how you calculate it. Also, explain to us why the adjustment does not equal the net income (loss) attributable to noncontrolling interests in GCMH.

Response: The Company acknowledges the Staff’s comment and will revise the Earnings (Loss) Per Share footnote in future filings to clarify how the diluted earnings per share numerator adjustment for the exchange of Partnership units is calculated.

As disclosed in our Form 10-K, GCMH is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by GCMH flows through to its partners, and is generally not subject to U.S. federal or state income tax at the partnership level.

When applying the if-converted method to calculate the potential dilutive impact of the exchangeable common units of the Partnership, the earnings per share numerator adjustment reflects the net income (loss) attributable to noncontrolling interests in GCMH, as reported, adjusted for the hypothetical incremental provision (benefit) for income taxes that would have been recorded by the Company if the units had been converted. In making this adjustment, we considered and analogized to authoritative guidance in ASC 260-10-55-64 Example 7 regarding securities of a subsidiary and their impacts in applying the if-converted method.

* * * *

July 11, 2022

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at pbentley@gcmlp.com or Katie Sullivan, our Chief Accounting Officer, at ksullivan@gcmlp.com with any questions regarding the foregoing.

Sincerely,

/s/ Pamela Bentley
Chief Financial Officer
GCM Grosvenor Inc.

cc:	Michael J. Sacks, Chief Executive Officer, GCM Grosvenor Inc.
Burke Montgomery, General Counsel, GCM Grosvenor Inc.